Filed by Corn Products International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Corn Products International, Inc.
Commission file Number for Registration Statement
on Form S-4: 333-152781
Cautionary Statement Concerning Forward-Looking Statements
This material contains “forward-looking statements”, including, among other statements, statements regarding the proposed merger between Corn Products International, Inc. and Bunge Limited, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “continue”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Corn Products and Bunge.
Relevant risks and uncertainties include those referenced in Corn Products’ and Bunge’s filings with the Securities and Exchange Commission (the “SEC”) which can be obtained as described in “Additional Information” below. Risks and uncertainties relating to the proposed merger include: required regulatory approvals may not be obtained in a timely manner, if at all; the proposed merger may not be consummated; the anticipated benefits of the proposed merger, including synergies, may not be realized; and the integration of Corn Products’ operations with those of Bunge may be materially delayed or may be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Corn Products assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.
Additional Information
This material is not a substitute for the preliminary joint proxy statement/prospectus or any other documents that Corn Products and Bunge have filed or will file with the SEC in connection with the proposed merger. Investors and securityholders are urged to carefully read the preliminary joint proxy statement/prospectus and any other relevant documents filed or to be filed by Corn Products or Bunge, including the definitive joint proxy statement/prospectus when it becomes available, because they contain or will contain important information. The preliminary joint proxy statement/prospectus is, and other documents filed or to be filed by Corn Products and Bunge with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center, Westchester, Illinois 60154, Attention: Investor Relations, by accessing Bunge’s website at www.bunge.com under the tab “About Bunge” and then under the heading “Investor Information,” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, New York 10606, Attention: Investor Relations.
Corn Products, Bunge and their respective directors, executive officers and other employees may be deemed to be

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Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call
participants in a solicitation of proxies from the securityholders of Corn Products or Bunge in connection with the proposed merger. Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K. Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K. Additional information about the interests of potential participants is included in the preliminary joint proxy statement/prospectus referred to above.
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Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call

FINAL TRANSCRIPT

Thomson StreetEvents℠

Conference Call Transcript

Event Date/Time: Oct. 24. 2008 / 8:30AM ET

CORPORATE PARTICIPANTS

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Final Transcript
Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call
David Prichard
Corn Products International, Inc. — VP, IR
Cheryl Beebe
Corn Products International, Inc. — VP, CFO
Sam Scott
Corn Products International, Inc. — Chairman, President, CEO
CONFERENCE CALL PARTICIPANTS
David Driscoll
Citi Investment Research — Analyst
Vincent Andrews
Morgan Stanley — Analyst
Ann Gurkin
Davenport & Company — Analyst
Christine McCracken
Cleveland Research Company — Analyst
Heather Jones
BB&T Capital Markets — Analyst
Ken Zaslow
BMO Capital Markets — Analyst
Christopher Bledsoe
Barclays Capital — Analyst
Christina McGlone
Deutsche Bank — Analyst

PRESENTATION

Operator
     Welcome to the Corn Products 2008 third quarter conference call. This call is being recorded.
At this time, I’ll turn the call over to the Vice President of Investor Relations, Mr. David Prichard. Please go ahead, sir.

     David Prichard - Corn Products International, Inc. — VP, IR
     Thank you, operator, and good morning to everyone. Welcome to Corn Products International’s conference call to discuss our 2008 third quarter and nine-month financial results released earlier today. I’m Dave Prichard, Vice President of Investor Relations for Corn Products International. Joining me today to lead the call, as usual, are Sam Scott, our Chairman, President and Chief Executive Officer, and Cheryl Beebe, our Vice President and Chief Financial Officer. Now, this is an open conference call simultaneously broadcast on our website at www.cornproducts.com. The charts for our presentation this morning can be viewed and downloaded from our website and they are always available about 60 minutes ahead of our conference call. Those of you using the website broadcast mode for this conference call are in listen-only mode. Sam Scott and Cheryl Beebe will deliver this morning’s presentations and they will indicate as they move from chart to chart, so those of you using our slides from the website can easily follow along through the presentation.
Now, I have just shifted to chart two, which is our agenda. Cheryl Beebe will present the financials for the third quarter and nine months with appropriate analysis and flavor and then briefly review our 2008 outlook. Following that, Sam Scott will comment on our company’s business model success to date and product expansion activities before we move to your questions. I’ve now gone to chart three, which is our forward-looking statement. Our comments within this presentation may contain forward-looking statements. Actual results could differ materially from those predicted in those forward-looking statements and Corn Products International is under no obligation to update them in the future, as or if,

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Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call
circumstances change. Additional information concerning factors that could cause actual results to differ materially from those discussed during today’s conference call or in this morning’s earnings press release can be found in the company’s most recently filed annual report on Form 10-K and reports on Forms 10-Q and 8-K.
Finally, statistical and financial information and reconciliations of non-GAAP numbers from this presentation are also available on our website at www.cornproducts.com. And as you will see, they are included as an appendix to this morning’s slide presentation. With that, I’m now pleased to turn the conference call over to our Vice President and Chief Financial Officer, Cheryl Beebe. Cheryl?

     Cheryl Beebe - Corn Products International, Inc. — VP, CFO
     Thank you, Dave. Good morning, everyone. Before I go directly to the charts, I would like to add a little color to the quarter. As you can see from the press release, the numbers this quarter were quite strong, better than what we had been expecting for the third quarter. To reflect this performance, we have raised full year guidance by $0.25. The better-than-expected results came from a combination of better price/mix and stronger foreign currencies. We would not expect to have a repeat of this performance going forward into the fourth quarter. The implied fourth quarter earnings per share guidance is between $0.50 and $0.70 and reflects our fourth quarter expectations of higher gross corn costs, lower co-product values and volatile currencies. With the revised guidance we would expect to deliver another record year. Now on to the charts.
I’m starting with the summary income statement for the quarter ended September 30, 2008. Net sales are up 24% representing an increase of $207 million. Gross profit increased 44% or $62 million. Gross corn costs were up almost 30%. The stronger co-product pricing significantly offset this increase. Total energy costs were up about 9%. Gross profit margins expanded from 16.2% to 18.8% representing a 260-basis point improvement.
Operating expenses were up 8%, or $5 million. As a percent of net sales, operating expenses declined to 6.2% from 7% last year. Included in other income this quarter are two items, an insurance recovery of $4 million and a $3 million gain from a land sale. Net financing costs at $10 million remained basically unchanged from a year ago. Weighted average borrowing costs were up about $1.3 million versus last year. Average debt outstanding for the quarter versus last year was up about $22 million. The effective tax rate for the quarter was 34.9% versus 33.1% last year and reflects the changes in operating mix and one-time discrete items. Net income increased 72% or $37 million from last year. Weighted average shares outstanding in the quarter were 76.3 million shares, down slightly from 77 million last year. Diluted earnings per share increased 74% to $1.15 from $0.66 last year.
Turning to chart six, net sales by geographic segment; we see all three regions contributed to the net sales increase of 24%. North America’s net sales increased 22%. South America increased 33%, and Asia-Africa was up 13%. North America contributed about $118 million out of the total company’s net sales increase of $207 million, or about 57%. South America contributed $75 million or 36% of the increase, and Asia-Africa contributed about $14 million, or 7%.
Turning to the next chart, seven, we can see the net sales increase of 22%, or $118 million, in North America was driven by strong price/mix. On a dollar basis, this represents about $123 million. Volume was down 1%, or about $5 million, and the impact from currencies was negligible. South America’s net sales increase of $75 million, or 33% was led by strong positive price/mix of roughly $45 million, followed by stronger currencies of about $27 million and volume was up slightly. Asia-Africa’s net sales increase of $14 million was also favorably impacted by strong positive price/mix, which represented about $35 million in net sales. This performance was offset by weaker currencies for about $16 million and lower volumes for about $5 million.
On to operating income, chart eight, North America’s operating income increased 80% or $47 million, South America, up 68% or $18 million, Asia-Africa, up about 1%. Corporate expenses are up $5 million to $11 million and primarily reflect the impact of stronger currencies, as well as higher variable compensation costs. The next chart is the estimated source of the diluted earnings per share for the quarter. Changes from operations contributed $0.52, $0.50 from margins, and $0.02 from stronger foreign currency values. Nonoperating changes reflect negative $0.03 for the higher effective tax rate and $0.01 for the lower share count offset by the negative $0.01 for higher minority interest. Moving on to the nine-month results with chart 10, we see net sales at $3 billion, up 22%, or $548 million from last year. Gross profit margins are up 70 basis points, while gross profit dollars are up 27% or $121 million.
Operating expenses are up 13%, or $24 million. Operating income grew 39%, or $104 million from last year. Financing costs are down 27%, or roughly $9 million, reflecting lower borrowing costs and a foreign exchange gain of approximately $6 million. The estimated effective tax rate for the year is 34.5% versus 33.3% last year. Net income is up 46% to $221 million, or an increase of $69 million. Average shares outstanding for

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Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call
the nine months ended September 30th were 76 million versus 76.7 million last year. Diluted earnings per share for the nine months is $2.90, up 46% from last year’s $1.98.
Chart 11 highlights the cash flows for the nine months ended September 30th. Cash provided by operating activities is $16 million and reflects the change in working capital of $293 million. The working capital increase reflects the decrease in the margin accounts and the higher receivables and inventory values. While we expect receivables and inventory values to decline in the fourth quarter, we are not expecting the margin accounts to change. Our futures positions are reflective of our booked business and are similar to the number of contracts held at December 31. The change in the margin accounts is reflective of the dramatic drop in corn market prices. Year-to-date, we have spent $160 million on capital projects and would expect the full year spending to be between $200 million and $250 million. Dividends paid equal $31 million.
Chart 12 shows the key metrics for the period ended September 30th. Debt to capitalization remains conservative at 29.4%. Debt to EBITDA on a trailing 12-month basis remains strong at 1.2 times. Operating working capital is $482 million, or 12.2% of net sales, and reflects the change in the margin accounts receivables and inventories. Net debt at $612 million reflects the increase in debt to fund working capital. Total debt at September 30th was $728 million and cash was $116 million.
I will end the presentation with a few comments on the 2008 outlook. With the raised guidance, we expect EPS growth for 2008 versus 2007 to be in the range of 31% to 39%. Net sales should reach $4 billion and our return on capital employed should exceed our target of 8.5%. This should be the third consecutive year of growth in net sales, gross profit, operating income, net income, and earnings per share. Our business model has consistently performed well in these challenging years. With that, I will turn the call over to Sam.

     Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Thanks, Cheryl, and good morning to all. Now, turning to chart 14, our strong third quarter results and our outlook for our best year ever in 2008 after two consecutive record years in 2006 and 2007 reinforces the strength of our business model and core competencies in what continues to be an unprecedented global environment of volatile commodity costs and more recently, economic uncertainty and softness. Managing through the risk on high corn costs is a constant focus at our company. As most of you know, we address commodity risks on an individual country basis using a combination of risk management procedures. In North America, principally the US and Canada, we have both firm price and grain-related contracts that are covered by our hedging policies. We also have a mix of annual and multiyear contracts.
As we have previously told you in the past few years, we have shifted a meaningful portion of our US and Canadian book of business to some form of grain-related contract where the customer bears the corn risk. In addition tight corn refining utilization rates in North America have been and remain important to the success of our business model. We continue to believe corn refining utilization rates today remain relatively high, providing a good environment for negotiating new contracts, which we are doing right now for 2009. There is also no new capacity coming on in the North American market. Internationally and primarily in South America, our market positions have so far enabled us to pass through increased corn costs in a reasonable period of time. In contrast to the US and the Canadian markets, South America is a spot or short-term market. So we are pleased to have been able to navigate this changing and challenging global marketplace with discipline and much success to date as our results indicate.
Lastly, we continue to invest to diversify our product offerings around the world, adding higher valued ingredients and selling existing products to new markets to broaden the base of our business. We believe this will help the long term performance of our business as well. Let me close by asking and answering a question that is on the minds of many. What about the Bunge merger? I personally continue to believe in the strategic rationale of the merger. Our position is set forth in the press release. We are disappointed in the performance of the stock prices of our two companies and we will continue to monitor the situation closely. Beyond that, I will have no further comment about the merger at this time. And with that, I would say thank you and be prepared to take your questions. Operator?
QUESTION AND ANSWER

Operator
     Thank you. (OPERATOR INSTRUCTIONS) And we’ll pause for just a moment. We’ll take our first question from David Driscoll from Citi Investment Research.

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Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call

     David Driscoll - Citi Investment Research — Analyst
     Good morning, everyone.

     Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Good morning, David.

     David Driscoll - Citi Investment Research — Analyst
     Well, fantastic results. Certainly probably could have done it on a better day. Looks like we’re going open limit down.

     Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     And I don’t know what the limit is.

     David Driscoll - Citi Investment Research — Analyst
     Those limits keep changing, don’t they?

     Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Yes.

     David Driscoll - Citi Investment Research — Analyst
     Question here regarding the 2008 performance. Certainly when we take a big picture look over the last several years of the company’s earnings per share, it has improved just dramatically, and this year has been nothing short of exceptional. Can you quantify for us, or just ballpark what is the contribution of co-product values that are in excess of historical relationships? So to be super specific here, Sam, we all know that you contract and buy your corn at the beginning of the year and then if co-product values rise substantially in excess of what was in your model, you see a positive variance. I believe this year was one of the most exceptional years in the history of the markets on that particular topic, but what I would like to hear from you is just some sense of what the actual magnitude is so that those of us on the outside can make some intelligent assessments as to what ‘09 might look like.

     Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Well, Dave, I’ll tell you, it was significant. I’m not going to tell you what the exact number was. But we did indicate there was a fairly significant change in our guidance that was reflecting to a great extent the co-product credits that we got, along with currency. So you can figure it’s somewhere as part of that $0.25 to $0.30 we talked about. Obviously you know and all of you on the phone are aware that most of it was from oil. The feed prices remained relatively constant, meal prices had been strong prior to and we had forecast that. The oil went up, and was the thing that we could not forecast to the extent that it went up and as you know, it’s coming back down. So it was significant, but I can’t give you an exact number.

     David Driscoll - Citi Investment Research — Analyst
     Can you — go ahead, please.

     Sam Scott - Corn Products International, Inc. — Chairman, President, CEO

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Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call
     Hello?

     David Driscoll - Citi Investment Research — Analyst
     Sorry. I thought you were saying something.

     Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     No. No. No.

     David Driscoll - Citi Investment Research — Analyst
     Can you give us a little bit of a comment on why Brazil was so strong in the quarter?

     Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     The Brazil price/mix was good. We had co-product credits there. We had strong pricing in Brazil. We had a good relationship on overall corn and the currency helped us out a bit in Brazil, but that’s basically it. And we had some specialty products which came on. As you’ve heard us talk for the last, I guess it’s been four years now, we’ve been talking about investing in specialties in Brazil. We did the polyols acquisition in Brazil. We’re expanding that. Our channels have come on stream further. Our expansion in Balsa Nova has come on stream with specialties, so it’s been a combination of a number of things now in the Brazilian and South American market that work well for us.

     David Driscoll - Citi Investment Research — Analyst
     Was any part of the out performance in Brazil related to problems in the tapioca market?

     Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     No.

     David Driscoll - Citi Investment Research — Analyst
     Okay. Final question, I know you said you didn’t want to answer this, but your stock is trading over the deal price. Certainly with results today, it’s hard to imagine a Corn Products holder here who wants to be tied to Bunge stock, which has seen such pressures. So your performance is a testament to how well you and your management team have done, but of course your stock is not going to get rewarded for it. Sam, is there — what’s the reason why you don’t want to make any comments here, or I feel like the folks out there are really fairly desperate to hear some understanding as to why the stock has gone down this far and really what Corn Products management believes should be done. I mean it seems to me there’s a lot of shareholder value that’s locked up in this thing and that’s not being reflected in the current stock price.

     Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Well, David, I appreciate the comments and the praise. That sounds really good. But I will not comment further on it. As I said earlier, as you know, we’re at a point in time now where we have to be quiet on what we are doing, and we will be. But the press release stated our position and that’s about as far as I’m going to go.

     David Driscoll - Citi Investment Research — Analyst
     Okay. Thank you very much. Great job.

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Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call

     Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Thanks.

     Cheryl Beebe - Corn Products International, Inc. — VP, CFO
     Thank you.

Operator
     Our next question comes from Vincent Andrews from Morgan Stanley.

     Vincent Andrews - Morgan Stanley — Analyst
     Good morning, everybody.

     Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Good morning, Vince.

     Cheryl Beebe - Corn Products International, Inc. — VP, CFO
     Hi, Vincent.

     Vincent Andrews - Morgan Stanley — Analyst
     Just wondering if you could just remind us, there’s a lot going on in the foreign exchange market and you guys obviously have assets in various places outside of the US, but if you could — as we think about on a go-forward basis and watching your guidance, how should foreign exchange affect you, assuming rates stay where they are over the next 12 months?

     Cheryl Beebe - Corn Products International, Inc. — VP, CFO
     On a translation basis, Vincent, our sales will come down, as will our expenses. In the South American market, we’ve said the business model is typically to price for the recovery of a devaluation. It shows up in the price/mix line and it takes anywhere from one to three to several months to recapture that.

     Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Historically, Vincent, we’ve said that it takes us a while to get it back. And we also say as it devalues, we tend to see capacities pick up, so we normally would have a period of time for repricing and a period of time for adjustment on volume so the country devalued can start to be — not only us, but our customers starting to export out of the developing world and that has typically been the case throughout South America and has also been the case in some of the smaller markets in which we deal in Asia.

     Vincent Andrews - Morgan Stanley — Analyst
     Okay, and then my other question would be, if you give us some sense of — you’ve done a number of small acquisitions over the last several years and you’ve been putting in incremental CapEx for growth projects. Can you give us an idea how much that’s contributing to results this year?

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Final Transcript
Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     As I’ve said, certainly in the Brazilian marketplace it’s had an impact. I won’t give you a specific number on it, but the polyols operation in North America being integrated is starting to bear fruit for us. We’re seeing the growth in our health and nutrition business that’s coming along very nicely. All of these things, Vincent, are still relatively small in scale, but they were the foundation we were laying and are continuing to lay for the growth of the business in the future.

Vincent Andrews - Morgan Stanley — Analyst
     But they are clearly contributing — you had very nice operating margin gains and my sense would be that that was at least a contributor to that. Is that fair?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     A small contributor. Obviously the gains that we got, when you look at the size of our business is on the specialty and ingredient side, it’s small by comparison, so it was part of it, but we also got the margin gains as a result of the base business performing well.

Vincent Andrews - Morgan Stanley — Analyst
     Of course.

Cheryl Beebe - Corn Products International, Inc. — VP, CFO
     And Vincent, just what is in the public arena is when we announced the Peruvian acquisition and the polyols acquisition, the combination was about $100 million in net sales.

Vincent Andrews - Morgan Stanley — Analyst
     Sure, okay. Yes, I’ll leave it there. Thanks so much.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Thank you.

Operator
     Your next question comes from Ann Gurkin from Davenport & Company.

Ann Gurkin - Davenport & Company — Analyst
     Good morning.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Good morning, Ann.

Cheryl Beebe - Corn Products International, Inc. — VP, CFO

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Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call
     Hi, Ann.

Ann Gurkin - Davenport & Company — Analyst
     I wanted to start with North America. You’ve shown tremendous improvement in your margins. And is that a level that could be sustainable as you look out into ‘09, or what are the risks to that, maintaining that margin level?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Well, I think we — I think Cheryl said in her comments, Ann, that we saw a spike in co-products that was unusual in the third quarter and we probably reflected it in our guidance for the fourth quarter. We expect it to come down. Right now, it’s very difficult to forecast anything for the fourth quarter, or for the next year. We would not do it at this time anyway, but with the volatility in the marketplace today and currencies and commodities, we — I try to explain that the business model works for us and we believe that that is appropriate. We believe utilizations are still in good shape in North America. Corn numbers have been all over the place and contracting will come when it comes, and as you know, we book our corn when we contract. I cannot forecast where we are right now, but we have seen improving margins in North America and we expect to see North America perform well going forward.

Ann Gurkin - Davenport & Company — Analyst
     Okay, and Sam, I think you mentioned you all are negotiating contracts. In the past couple of years, I believe a lot of those contracts have been finalized earlier than maybe historic levels. Do you have any anticipation as to when, or what percentage of your business will be contracted in the October-November timeframe this year versus last year?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Not on a percentage basis, Ann. I think what we’ve said is it has gone earlier. We’ve been doing it — for the last couple of years, we’ve been finished before year end. And this year, I would expect the same thing to be the case, but on a percentage basis by month, I can’t give you an indication on that.

Ann Gurkin - Davenport & Company — Analyst
     Okay, and then can I get an outlook for South Korea?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     South Korea, as we said in the press release, was off a bit. As we stated, I think at the last call, we’re going through introducing GMO corn into South Korea, and we’re pushing that into the marketplace. The market’s slowly receiving it, so we expect it to take a little longer than we thought, but once that’s in, we have a better corn cost position in South Korea, and we expect it, as we said before, we do expect that business to come back. Perhaps not to the levels it was in the past, not even perhaps. Korea was one of our highest performing businesses a while back, but we do think it can come back stronger than it’s been the last couple of years.

Ann Gurkin - Davenport & Company — Analyst
     So you’re not concerned that the economy might weaken right now given what’s going on?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     We’re concerned about economies weakening every place. It’s not just South Korea. Certainly I think South Korea, just like every place else in the world has to get through this mess we’re in right now, and then we can come back.

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Final Transcript
Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call

Ann Gurkin - Davenport & Company — Analyst
     Okay. And as you look into ‘09, is there any reason you all cannot grow earnings in ‘09 versus ‘08? Can you comment on that?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     There are probably a lot of reasons why we could not, but I’m not saying we won’t. I think that with the volatility that’s out there right now, we have a number of issues facing us, but I was trying to describe, as I said in the model, we believe that our model represents a strong business model going forward. We will continue to execute on that model.

Ann Gurkin - Davenport & Company — Analyst
     Great. That’s great. Thank you very much.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Thank you.

Operator
     Next we’ll hear from Christine McCracken from Cleveland Research Company.

Christine McCracken - Cleveland Research Company — Analyst
     Good morning.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Good early morning, Christine.

Christine McCracken - Cleveland Research Company — Analyst
     Just a question on your Mexican business. With the dollar where it is, my expectation would be that US high fructose isn’t exactly flowing into Mexico. Is that a fair assumption? And to what degree has that benefited your Mexican operation?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     I don’t know that it’s a fair assumption, Christine. I think that obviously it could have an impact, which will be neutral to us in Mexico, because obviously we’ve been selling what we could produce down there before and we have market dynamics that affect the pricing scenario down there. So I think that we still see product flowing into Mexico. It may not be as much as it’s been in the past, although we don’t know yet. It’s not — we’re not far enough along in the contracting to say that. I think we will be okay in Mexico as a result of what’s going on there.

Christine McCracken - Cleveland Research Company — Analyst
     Sure, and then just in terms of Argentina, there’s obviously been pretty significant disruption in those markets here lately. I’m wondering if you talked to your group in the region to see what their thoughts are on that overall market and the potential ramifications for your South American business.

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Final Transcript
Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Well, the Argentine business has been performing well, and as we stated, the entire South American business has been performing well. As it turns out, I’ll be seeing them over the weekend and we’ll get a first-hand update. But I can guarantee you, if there are any problems of any nature at all, I would have had a call by now. We see Argentina doing fine, and it’s a business that, as we’ve said before, we put money in to invest and expand. We see the expansion coming on and doing well and the business has performed well for us throughout the course of the last couple of years and we expect it to continue.

Christine McCracken - Cleveland Research Company — Analyst
     And with the drought affecting the corn expectations there, is that a concern at all?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Not at the moment. Obviously depending upon how severe it gets it could cause prices to go up somewhat, but we’re not seeing anything that is significant right now.

Christine McCracken - Cleveland Research Company — Analyst
     Okay. I’ll leave it there. Thanks.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Thank you.

Operator
     Our next question comes from Heather Jones from BB&T Capital Markets.

Heather Jones - BB&T Capital Markets — Analyst
     Good morning. Great quarter.

Cheryl Beebe - Corn Products International, Inc. — VP, CFO
     Good morning, Heather.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Hi, Heather, how are you?

Heather Jones - BB&T Capital Markets — Analyst
     Good.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Good.

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Final Transcript
Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call

Heather Jones - BB&T Capital Markets — Analyst
     I have some questions about international markets. I understand the idea that you priced locally to recover devaluation of currencies and it should ultimately help the exports of those markets, but I was concerned about the quickness with which the currencies had deteriorated, and I would presume that any near-term disruptions from that, I assume that’s in your Q4 guidance.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     That’s correct, yes.

Heather Jones - BB&T Capital Markets — Analyst
     Okay. And how much — as far as your guidance goes, what kind of time line are you all assuming for recovering that end local price?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Well, what we’ve said historically, Heather, is that it takes about three months, three to six months for recovery and I mean we’ve seen the devaluation — I mean this one has been relatively sharp, but it’s still been over a period of time. We’ve seen devaluations that have hit us in a day and it takes typically about the three to six-month timeframe to get it through. I think that the volatility right now, we don’t know where it’s going to end up. I have watched it in a day move up and down. The Real’s gone from 220 to 255 in a day and back down to 220 the next day. So this has to settle out before we can really make a move, and I don’t know that that settling out will be a week — I don’t think it will be a week. A couple of months or whatever. Historically we’ve been able to move it through and we believe we’ll be able to do the same thing this time.

Heather Jones - BB&T Capital Markets — Analyst
     And I know that your products in these countries tend to be fairly defensive, but still, given the severity of what’s going on, have you seen any, in October, and even in the last week or so, have you all seen any change in consumption trends in these markets?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Well, the week wouldn’t be anything that would be indicative of anything, Heather. Our volumes could go out in any time or timeframe. As we said for the quarter, our volumes were in South America in particular, were up slightly and it was slightly, but they were up. We are — we’ve not seen anything dramatic any place that we can speak of right now, no.

Heather Jones - BB&T Capital Markets — Analyst
     And was the US — the North American volume down 1%, was the US worse than that?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     I think basically we just leave it at the overall volumes there. One thing I will comment on, historically, in tough times, the products that we supply to our customers are — our customers products are pretty much in demand. People stay home, eat more, drink more, do everything else. So we are not forecasting a fall-off as a result of the economy right now. I could be wrong on that, but historically it’s not been the case. And what we’re seeing right now is that things are holding up reasonably well, at least through the third quarter.

Heather Jones - BB&T Capital Markets — Analyst

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Final Transcript
Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call
     Okay. I have a couple more questions. On Pakistan, I mean that economy seems like it’s been weakened all year, but it’s getting worse. What are you all seeing and thinking there?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Our business there is performing well. I mean again, we’re in basic fundamental products that people need. We sell to the textile industry. We sell to the food industry. The economy, although it’s having some problems right now, is up significantly from where it was four or five years ago and the people have grown accustomed to using these products and are using them. So we expect that business to continue to perform. As we said, we’re building another plant there. And that plant is moving forward and it is our expectation that it will be up in the prescribed timeframe to supply products needed in the market and exported out of the country into the region.

Heather Jones - BB&T Capital Markets — Analyst
     Can you give us a rough idea what percentage of your products there are for domestic consumption versus exports?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     In Pakistan?

Heather Jones - BB&T Capital Markets — Analyst
     Yes.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Most of it’s domestic, by far and away.

Heather Jones - BB&T Capital Markets — Analyst
     Domestic, okay. And I’m not going to ask for your opinion on the merger. I just have a technical question.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Okay.

Heather Jones - BB&T Capital Markets — Analyst
     Given that the vote date was pushed out, has the shareholder of record date been pushed out?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     We have not set that yet.

Heather Jones - BB&T Capital Markets — Analyst
     Okay. All right. Thank you very much, and congratulations again.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO

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Final Transcript
Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call
     Thank you.

David Prichard - Corn Products International, Inc. — VP, IR
     Thanks, Heather.

Operator
     Our next question comes from Ken Zaslow from BMO Capital Markets.

Ken Zaslow - BMO Capital Markets — Analyst
     Hi, good morning, everyone.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Good morning, Kenny. How are you doing?

Ken Zaslow - BMO Capital Markets — Analyst
     Hanging in there.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     That’s about the operative word, isn’t it?

Ken Zaslow - BMO Capital Markets — Analyst
     That’s about it. At current net corn costs, what type of high fructose corn syrup pricing do you need to get to just maintain margins per volume, I guess? Because I think you like to talk about margin per volume rather than margins.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Right.

Ken Zaslow - BMO Capital Markets — Analyst
     How are we looking at that?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Well, since I’ve never answered that question before, I don’t know that I’m going to answer it right now. I guess what I’m going to say is that the market is such that there is room for prices to be passed through that would accommodate the cost and some more. And the issue now, as we go through the negotiations, is do we get those numbers?

Ken Zaslow - BMO Capital Markets — Analyst

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Final Transcript
Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call
     Okay. One of your public competitors with the initials ADM —

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Who could that be?

Ken Zaslow - BMO Capital Markets — Analyst
     What?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     I said, who could that be?

Ken Zaslow - BMO Capital Markets — Analyst
     Right. They implied there’s a high likelihood that pricing will still be up in 2009. Is that your judgment as well?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     I hope so.

Ken Zaslow - BMO Capital Markets — Analyst
     Okay.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     I believe they will, but that’s — I hope for that all the time, Ken, as long as it relates to my products being sold to my customers.

Ken Zaslow - BMO Capital Markets — Analyst
     And I guess, how does the price of high fructose corn syrup compare to sugar at this point and has the spread widened?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Well, sugar price — in the US, you’re talking about?

Ken Zaslow - BMO Capital Markets — Analyst
     Yes.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Sugar prices in the US are pretty high and there’s plenty of room.

Ken Zaslow - BMO Capital Markets — Analyst

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Final Transcript
Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call
     Okay. And then I guess my last question would be, how is your search for a new CEO going?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     I think we said we put it on hold as we went through the merger and that’s all I can comment on really.

Ken Zaslow - BMO Capital Markets — Analyst
     Okay. Thank you very much.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Thanks, Kenny.
Operator
     Next we have a follow-up from David Driscoll from Citi Investment Research.

David Driscoll - Citi Investment Research — Analyst
     Great. Thank you. Cheryl, this question is — I think you said in your prepared comments, but could you go back over working capital issues and the cash flow issues, and what you would expect to happen over the next couple of quarters in terms of just the debt rose because working capital rose because of these margin issues on the corn? Does that stay with us permanently, or do we get it back at some point in time?

Cheryl Beebe - Corn Products International, Inc. — VP, CFO
     It depends upon where the corn prices go. I mean if we look at December of ‘07, what I did make the comment on, and let me see if I can wind this up so it’s intelligent. It’s always at a point in time, so it’s where’s your book of business and the contracts that you have and the futures to support that booked business, so you’ve got your portfolio of futures, 12-31, 9-30, 12-31, doesn’t make much difference. It’s where the price goes at those quarter end points in time. So if we look at last year, we actually had a fairly substantial inflow on the margin accounts. It continued that trend through the first quarter and the second quarter with anticipation that as the year went on, that would be given back. So it actually becomes a neutral that will flow through the earnings as you have the price of the booked business, you’ll release the corn future to go with it. So you’ll buy your corn at the current price and you’ll release your futures and you’ll be back to where you were on a hedge basis.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     And as you —

Cheryl Beebe - Corn Products International, Inc. — VP, CFO
     So from a debt standpoint, David, which I think is what you were after, I would not expect our debt numbers to change substantially by the end of the year.

David Driscoll - Citi Investment Research — Analyst
     Okay. That’s very helpful. Sam. Just a couple follow-ups here. On the international business, are you in effect saying that right now today you really do not see any weakness in those businesses or really forecast, that’s a better statement, any weakness in those businesses related to a slowdown in global GDP growth? I mean it’s my presumption that many of the products that you sell are very, very basic products that go into

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Final Transcript
Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call
industry and thus kind of the knock-on effect would be those industries see a slowdown and subsequently that backs up through the chain, negatively impacting volume demand for products that Corn Products make.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Basically, David, we have said on the food side for the most part, even in a downturn, and this one may be more dramatic than most, but in most downturns, the food industry stays pretty solid and it’s been a defensive industry and you’ve covered it for a long time, so you know the volumes stay relatively constant. Perhaps lower price products sell better than higher price products, but our products are in all of them. The industrial side of our business can vary depending upon where we are, because obviously if people are not using as much corrugated or paper in other applications outside of the food, those numbers could come down. But as you look at the developing world, when the currencies drop, we tend to see those industrial businesses able to compete more effectively in the global marketplace so paper, corrugating, textile does tend to hold fairly well as the currencies devalue in the rest of the world.
So I can’t say that without any kind of a doubt in this environment would we have hiccups for a period of time? Sure, we may. But I think in general the basic model works well and the businesses we’re in tend to serve us well. And we’re spreading the mix around. We are selling more of our products in markets we didn’t sell before, so we’re able to accommodate some growth as a result of that as well.

David Driscoll - Citi Investment Research — Analyst
     Then a follow-up on the North American markets, specifically US HFCS. Pepsi and Coke gave some — I think Pepsi said they were down 4% on volumes and Coke down something like 2%. Bottom line, it was, it was negative and I think that the read-through that a lot of people had was this would be very negative for the fructose makers. Again, I think your volumes in North America were down just 1%, but specifically when you look at the US, how is it that your volumes are down less than what Coke and Pepsi guys are reporting? And is there an eventual catch-up here, or is it that there are other product markets within the United States that are doing better which nets out in your volumes?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     I think that’s — the latter is pretty much the answer to the question, David. As we’ve said before, we’re diversifying our product mix. We’re diverting grind from fructose where we can over the last multiple of years, recognizing that there could be a slowdown in the takeaway of high fructose. And as a result of that, we’ve been able to put capacity in for other products and we’re selling those products into other markets that are growing better than perhaps the soft drink market or the high fructose market to soft drinks are growing.
So the net-net of it is that we are looking to diversify where we can. Fructose will always be an important part of our business, but we’re making less of it today than we made in the past, not significantly. It’s not — we’re not giving up market share. We’re not walking away from the business. I don’t want to even get anybody thinking that, but we’ve said right along that where we could, we put a channel in Port Colborne with respect to some of the higher valued products. We’re putting in higher valued ingredients throughout the world to be able to diversify and switch grind off, because we’ve not expanded grinds anyplace, except in South America where we needed it. And that is working well for us as far as part of the business model.

David Driscoll - Citi Investment Research — Analyst
     Sam, that’s very helpful. Thank you so much.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Thank you.
Operator
     (OPERATOR INSTRUCTIONS) Our next question comes from Christopher Bledsoe from Barclays Capital.

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Final Transcript
Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call

Christopher Bledsoe - Barclays Capital — Analyst
     Good morning.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Hi, Chris.

Christopher Bledsoe - Barclays Capital — Analyst
     I think in response to an earlier question, you had mentioned that your — you see room to — for prices to be passed through to accommodate costs and then some. So to me, I kind of take that to mean, as you would expect, managing for margin in your HFCS business. But I just wanted to I guess dig a little deeper. And when you say you’re kind of — or when you think about managing for margin in that business, is that independent of co-product credits, and if it’s not, and I don’t think it is, with corn oil coming off the way that it has, how do you make sure that you get paid for the volatility in that, in the co-product values?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Well, we try to price taking everything into account, Chris. We recognize we can’t forecast what the oil price is going to be nine months out, nor our forecast of meal or feed price is going to be, but we give it our best guess and try to price through at that point. As I said, this year with the run-up in commodities that we saw, it went beyond where we thought it would go, and we don’t expect those kind of things to happen again, but what I was trying to say is with our forecasted numbers right now, we believe we can pass through the cost increases we will see, and we’re seeing corn up slightly at the present time from where it was last year. We’re seeing co-products down from where we went into the quarter last year, so that would mean our net corn would be up some. We can get that through — hopefully we can get a little bit more through, but we will not see the run-up in co-products that we saw that was above and beyond what we had forecast at the beginning of the year of 2008.

Christopher Bledsoe - Barclays Capital — Analyst
     And when you sort of referenced net corn costs being higher, taking into account both the co-product values as well as the gross and that’s based on — the gross component’s based on the futures curve?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Futures curve and the basis number, what we pay to get the corn. The futures curve would be — the market that we have to go through. If somebody came through today and said they wanted to buy corn, book the business, fructose, dextrose, anything, we would go to the market today, book the corn and the basis we can’t book throughout the year, so we would go out perhaps as far as we can on a basis, which could be a couple of months. And then we would buy the basis throughout the year on that corn, but that’s how we run our business right along.

Christopher Bledsoe - Barclays Capital — Analyst
     Yes. And so the futures curve gives you visibility into at least what the markets deems as an appropriate level for — kind of the — primary raw material, but the co-product values, the co-product credit. Are there factors that you look at to try to get to what you think is kind of a right level for the year ahead, whether it be protein production and potentially less demand for animal feed or kind of global growth? I mean are those the kind of factors that you’re looking at in trying to come up with a kind of fair value for the co-products?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Well, I would like to think that we were that sophisticated, but I would probably be exaggerating a bit. We look at historic norms. We look at where we think the numbers are going to be. We look at what we believe to be the case as far as the cost of commodities going forward. I think right now, all things being equal, commodity prices could be — in this environment, they could go further, but they are probably bottoming out as

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Final Transcript
Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call
to whether the farmer’s going to afford to continue planting unless we see a rise in commodities. So we might see a pick up in the planting intentions, depending on where they are going. We look at that, but we’re not going through an every nook and cranny kind of analysis to figure out what it’s going to be because it is at best an art. It’s definitely not a science.

Christopher Bledsoe - Barclays Capital — Analyst
     Yes. So I guess in thinking about the subject of sort of nature, that’s where the importance of capacity utilization comes in and all of that. And on the utilization front, it seems to me that you feel fairly good about where the industry’s at, at least relative to maybe lows earlier in the decade. But is that something that you would be able to quantify kind of where the industry’s at in terms of utilization today?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     I’ve not said where it is, but it is in pretty good shape, as you said, as compared to where we were before. The industry — I can’t talk to the industry. I can talk for us, but we’ve heard some of our competitors say they have diverted grind and we’ve seen plants shut down. As I’ve said earlier, we’ve diverted grind where we can to other products that are growing fast and perhaps high fructose is growing. We’ve also diverted grind to specialties and sold products into new markets. So from our perspective, we’ve tried to maintain the utilization of our plants at a reasonably constant level or hopefully increasing it a little bit. But those numbers are high enough to be able to support price movements that we’re hoping to see as we go forward in the contracting.

Christopher Bledsoe - Barclays Capital — Analyst
     Thank you.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Thank you.

Operator
     (OPERATOR INSTRUCTIONS) Our next question comes from Christina McGlone from Deutsche Bank.

Christina McGlone - Deutsche Bank — Analyst
     Sam, you talked about if we’re entering into an era now where co-products are not going to continually move up, because we’re in a flat to maybe declining corn curve, what is — can you just possibly be more specific about your opportunities for growth because in the same vein it seems like specialty and value added is still small and you talked about this diversion to other products. Could you maybe talk about it so we could have an idea of the growth potential aside from that co-product contribution that really helped the past two years?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Well, Christina, I think what we’ve said historically is we thought that our business would grow over the last five or six years in low double-digit and we’ve said going forward that the business model still works. So as we put capacity — as we put a couple hundred million dollars a year in capital expenditures, most of it for growth, and as we look around our world and see new capacity coming on within our business to continue to grow the business, we believe we can handle that. We had, as we said, we had a situation this year where we had a bit of a positive hiccup on the business, and we’ll take that off the top of the business model going forward, and say, all right, we’ll still continue to grow at the levels we thought we could grow at before, perhaps with that in the base. But the business model tends to work so that I think I’ve said in normal circumstances, we can pass through the primary cost increase, corn.
We see some other energy issues coming back a little bit in our favor. We see that the businesses we’re going into, be they small, are tending to give us better returns in the overall, because they are a higher valued product, and as long as we invest properly, we will continue to see that

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Final Transcript
Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call
grow, small, but growing, and I mean that all benefits us as we go forward. So I think it’s a combination of all of those things coming together that allow us to say, do we think the business can continue to perform on a compounded base over time at a pretty good growth rate.

Christina McGlone - Deutsche Bank — Analyst
     So when you say taking the top off, what kind of base should we think about using when we apply that 10% to 12% rate?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     I can’t give you a base on that. I think I gave you — Cheryl gave you some ideas as to how much was in the quarter that was unique to the quarter, and I think that would be something that you could go forward with from there and use that as a model.

Christina McGlone - Deutsche Bank — Analyst
     Okay. And did you have any benefit in the quarter from the floods, the fact that three competitive facilities were offline for a while? Did you see any flow into your US business from that?

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     We saw some volumes come in from that. It happened at a time that generally the industry is running at pretty high rates, so it was a situation where we picked up some that we could. We helped out where we could, but it was not a significant amount of volume that came in.

Christina McGlone - Deutsche Bank — Analyst
     Okay. And then last question for Cheryl. Your pension plan is under funded. Given the market performance, I’m just curious about what kind of pension expense, when we should think about, maybe it’s too early for next year, but maybe more importantly, what sort of cash contribution you’re thinking about for ‘09, because it could be significant.

Cheryl Beebe - Corn Products International, Inc. — VP, CFO
     It’s way too early, Christina, to be able to make a comment on the pension funding.

Christina McGlone - Deutsche Bank — Analyst
     Okay. Thank you.

Sam Scott - Corn Products International, Inc. — Chairman, President, CEO
     Thank you.

Operator
     (OPERATOR INSTRUCTIONS) And at this time, there are no further questions in the queue. Mr. Prichard, I would like to turn the conference back over to you for any additional or closing remarks.

David Prichard - Corn Products International, Inc. — VP, IR
     Thank you, operator. And as you say, it appears we don’t have any further questions. And as a result, we will conclude today’s conference call and webcast. I do want to say as a reminder, there is a replay of the webcast that you can access through our website at www.cornproducts.com.

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Final Transcript
Oct. 24. 2008 / 8:30AM ET, CPO — Q3 2008 Corn Products International Earnings Conference Call
     And there’s a replay also of the audio component to the call and that’s available through Friday, November 7th. And the call-in number for that by phone is 719-457-0820, and you’ll need a pass code and that’s 3424653. So on behalf of Sam Scott and Cheryl Beebe, we all thank you very much for participating in our conference call this morning, and have a good day. Thank you.

Operator
     And this does conclude today’s conference. We thank you for your participation. Have a wonderful day.

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